Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON FEBRUARY 8, 2024

Reference is made to the circular (the “Circular”) of Kingsoft Cloud Holdings Limited (the “Company”) incorporating, amongst others, the notice of the extraordinary general meeting of the Company (the “EGM”) dated January 12, 2024. Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that all the resolutions proposed at the EGM were duly passed by the Shareholders by way of poll. The poll results are as follows:

		NUMBER OF VOTES CAST AND PERCENTAGE (%)
ORDINARY RESOLUTIONS		FOR	AGAINST	ABSTAIN
1.	THAT the terms of Secured Loan Facility under the Loan Facility Framework Agreement entered into by the Company and Kingsoft Corporation on December 4, 2023, and the proposed Annual Caps be and hereby approved and confirmed.	1,173,175,012 (99.93%)	799,080 (0.07%)	144,915
2.	THAT any one executive director of the Company be and is hereby authorized to (i) determine the relevant commercial terms arising from the Loan Facility Framework Agreement in respect of Secured Loan Facility, (ii) sign or execute such other documents or supplement agreements or deeds in respect of the Secured Loan Facility on behalf the Company, (iii) do all such things and take all such actions as he may consider necessary or desirable for the purpose of giving effect to the Loan Facility Framework Agreement in respect of the Secured Loan Facility and completing relevant transactions.	1,173,012,232 (99.92%)	945,180 (0.08%)	152,595

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Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 2 above, such resolutions were duly passed as ordinary resolutions.

(b)	As of the Shares Record Date, the total number of issued Shares was 3,805,284,801 Shares.

(c)	Such Shareholders, pursuant to the Listing Rules, shall and has abstained from voting at the EGM:

(i)	Pursuant to Rule 17.05A of the Listing Rules, trustees holding unvested Shares of the share schemes of the Company, whether directly or indirectly, shall abstain from voting on matters that require Shareholders’ approval under the Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given. As at the Share Record Date, the number of unvested Shares held by the trustee of the share schemes of the Company was 54,581,985 Shares and accordingly such trustee has abstained from voting on resolutions numbered 1 and 2 above.

(ii)	Pursuant to, among others, Rules 2.15, 14A.03 and 14A.36 of the Listing Rules, any shareholder (including his close associate(s)) with material interests in the transaction shall abstain from voting on the resolution(s) approving such transaction at the general meeting. Kingsoft Corporation held 1,423,246,584 Shares directly as at the Share Record Date. As Kingsoft Corporation has a material interest in the transactions contemplated under the Loan Facility Framework Agreement, it has abstained from voting on resolutions numbered 1 to 2 above.

To the best of the Directors’ knowledge, information and belief, and save as disclosed above, there was no other Shareholder who had any material interest in any resolutions proposed at the EGM, therefore, none of other Shareholders was required to abstain from voting on any resolutions and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the EGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the EGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of Shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions proposed at the EGM was 2,327,456,232.

(e)	The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM.

(f)	All directors of the Company, namely Mr. Lei Jun, Mr. Zou Tao, Mr. He Haijian, Dr. Qiu Ruiheng, Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan attended the EGM either in person or via electronic means.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, February 8, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Dr. Qiu Ruiheng as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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